Almaden Announces Completion of Social Impact Assessment at Ixtaca Project

VANCOUVER, BC -- (Marketwired - December 12, 2017) - Almaden Minerals Ltd. ("Almaden" or "the Company")(TSX: AMM) (NYSE American: AAU) (NYSE MKT: AAU) is pleased to announce that in the Spring of 2017 it engaged an arms-length consultant to conduct a Social Impact Assessment ("SIA") of the Ixtaca Project. Almaden has now received a summary report of the SIA, which provides objective insight into the degree to which community members understand the Ixtaca project, and provides a valuable road map for further interactions with the communities who live local to the Ixtaca project area in Puebla State, Mexico.

The SIA was completed by Juan-Pablo Gudiño of GMI Consulting ("GMI"). GMI is a Mexico City-based group which provides social and environmental consulting services to government and industry. In 2015 it was recognized by Consulting Magazine as one of the 50 most important consulting companies in Mexico. Juan-Pablo Gudiño is a lawyer with a Doctorate in Constitutional Law with a specialty in Human Rights, Environment, and Economics, with twenty years experience in environmental, constitutional, human rights, and labour law. He has attended hearings and cases before the Inter-American Commission on Human Rights and trials before the Inter-American Court of Human Rights. He has also represented the Mexican State and presented Mexico's position before the Inter-American Commission on Human Rights, headquartered in Washington, regarding Megaprojects and Indigenous Consultation and Energy Reform, resulting in the acceptance of the country's position. Juan-Pablo has participated in more than 30 consultation processes.

In Mexico, only the energy industry requires completion of a SIA (known in Mexico as a Trámite Evaluación de Impacto Social, or "EVIS") as part of the permitting process. The purpose of these studies is to identify the people in the area of influence of a project ("Focus Area"), and assess the potential positive and negative consequences of project development to assist in the development of mitigation measures and the formation of social investment plans. To Almaden's knowledge, this is the first time such a study has been completed in the minerals industry in Mexico, and as such reflects the Company's commitment to best national and international standards in Ixtaca project development.

The work to complete the SIA was carried out by an interdisciplinary group of nine anthropologists, ethnologists and sociologists graduated from various universities, who lived in community homes within the Focus Area during the study to allow for ethnographic immersion and an appreciation for the local customs and way of life. The SIA sought voluntary participation from broad, diverse population groups, with specific attention to approximately one thousand persons in the Focus Area, where it consulted with every adult. Key points regarding the study include the following:

- GMI found that Almaden Minerals' consultation process complies with the Equator Principles and International Best Practices;

- All the fieldwork is backed up by audio, privacy notices, and photographs which demonstrate the voluntary participation of the interviewees, and their consent to be included in the study;

- The SIA included the participation of men, women, the elderly, boys and girls;

- The SIA concluded that Almaden Minerals had consulted widely with the Focus Area communities, the Ixtaca project was well understood, and that the SIA itself was successful in providing people with an opportunity to clearly express their views on the impacts of Ixtaca project development.

Duane Poliquin, Chairman of Almaden, commented, "This highly credible study is a fundamental step towards project development. We are pleased that our active community programs have accomplished the primary objective of ensuring that the local communities understand our project. With the benefit of this report, we can now turn our minds to a social investment plan to accompany the mine, which accommodates the needs identified in this process, and best ensures local people are in a position to benefit as much as possible from Ixtaca project development."

More information on Almaden's community engagement programs is available on its website at http://www.almadenminerals.com/index.html.

About Almaden

Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/